UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under The Securities Exchange Act of 1934

Star Vending Services Corp.
F/K/A ANDES 6 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Richard Chiang

460 Brannan Street, Suite 78064

San Francisco, CA 94107

Telephone: (415) 713 6957

Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2015

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

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(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
50,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
50,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%

(14)	TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Star Vending Services Corp. F/K/A ANDES 6 Inc. a Delaware corporation, with its principal place of business located at 26 Cache Street, Rancho Mission Viejo, CA 92694.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Richard Chiang

(b) Address: 460 Brannan Street, Suite 78064 San Francisco, CA 94107

(c) Business consultant and private investor

(d) None.

(e) None.

(f) Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting person Richard Chiang sold 9,950,000 shares of the Issuer in a private transaction to Robert Wiebort and received a sum of $40,000.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 9,950,000 shares of common stock of the Issuer by Reporting Person Richard Chiang to Robert Wiebort The transaction closed on July 1, 2015.

On July 1, 2015, following the execution of the SPA, Richard Chiang elected Robert Wiebort, as a Director of the Company. Immediately following the election of Mr. Wiebort as a Director to the Company’s Board of Directors, Mr. Wiebort, acting as the sole Director of the Company, accepted the resignation of Richard Chiang as the Company’s President, Chief Executive Officer, Secretary, Treasurer, and Chairman of the Board of Directors. Mr. Chiang’s resignation was in connection with the consummation of the SPA between Mr. Chiang and Mr. Wiebort and was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Richard Chiang beneficially owns 50,000 shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None. The Registrant filed a Current Report on Form 8-K July 1, 2015 as Exhibit 99.1.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2016

Signature:

/s/ Richard Chiang

Richard Chiang

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